## Contact

www.linkedin.com/in/rajeswari-udayagiri (LinkedIn)

## Top Skills

Strategic Pricing
Regression Analysis
Price Sensitivity Analysis

## Languages

English (Full Professional)
Telugu (Native or Bilingual)
Hindi (Native or Bilingual)

# Rajeswari Udayagiri

Founder & President
Dallas-Fort Worth Metroplex

## Summary

I'm a passionate leader with a unique blend of technical expertise and creative vision.

My background as a seasoned technology leader brings a wealth of experience in innovative strategy, implementation, and team leadership. I have a proven track record of driving efficiency and improvements with a forward-thinking approach.

Beyond Technology, my true passion lies in the media and entertainment industry. I thrive on challenges and excel at using innovation to captivate audiences. I'm a natural at fostering collaboration between technical and creative teams, and I'm always pushing boundaries to create exceptional content experiences.

Whether it's pioneering new formats, leveraging emerging platforms, or fostering collaboration between technology and creative teams, I am dedicated to pushing boundaries and elevating the standards of excellence in media and entertainment.

## Experience

### Radio Surabhi

Founder & President
August 2022 - Present (2 years 2 months)
United States

### medcase

Sr. Operations Lead
November 2021 - April 2024 (2 years 6 months)
Dallas, Texas, United States

### Citi

Vice President, DB Marketing, PM
August 2018 - November 2021 (3 years 4 months)

Gexa Energy
Product Pricing & Analytics Manager
2015 - August 2016 (1 year)
Houston, Texas Area

---

## Education

Osmania University
Master of Computer Applications (M.C.A.), Computer Science · (1996 - 1999)